Filed pursuant to Rule 433
Registration No. 333-214448
May 8, 2017
PRICING TERM SHEET

Issuer:	Appalachian Power Company
Expected Ratings*:	Baa1 (stable) by Moody’s Investors Service, Inc. A- (stable) by S&P Global Ratings
Designation:	Senior Notes, Series X, due 2027
Principal Amount:	$325,000,000
Maturity:	June 1, 2027
Coupon:	3.300%
Interest Payment Dates:	June 1 and December 1
First Interest Payment Date:	December 1, 2017
Treasury Benchmark:	2.25% due February 15, 2027
Treasury Yield:	2.380%
Reoffer Spread:	T+ 98 basis points
Yield to Maturity:	3.360%
Price to Public:	99.490% of the principal amount thereof
Transaction Date:	May 8, 2017
Settlement Date:	May 11, 2017 (T+3)
Redemption Terms: Make-whole call: Par call:	Prior to March 1, 2027 at a discount rate of the Treasury Rate plus 15 basis points On or after March 1, 2027 at par
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	037735CW5/US037735CW53
Joint Book-Running Managers:	BNP Paribas Securities Corp. KeyBanc Capital Markets Inc. Wells Fargo Securities, LLC
Co-Manager:	PNC Capital Markets LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BNP Paribas Securities Corp., toll-free at 1-800-854-5674, KeyBanc Capital Markets Inc., toll-free at 1-866-227-6479 or Wells Fargo Securities, LLC, toll-free at 1-800-645-3751.